Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES REPLACEMENT OF TRUSTEE FOR SERIES E DEBENTURES, SUBJECT TO COURT APPROVAL

Tel Aviv, Israel, September 30, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that Union Bank Trust Company Ltd. informed Elbit that, due to the sale of its corporate trust business to Clal Finance Trusts 2007 Ltd., it will resign as trustee for Elbit’s Series E Debentures. The resignation will become effective pursuant to the terms of the Trust Deed dated September 10, 2007, entered into between Elbit and Union Bank Trust Company, subject to the appointment of an alternate trustee. Pursuant to an agreement entered into between Clal Finance Trusts 2007 Ltd. and Union Bank Trust Company, Clal Finance Trusts has agreed to serve as trustee to the debenture holders and to undertake all trustee obligations pursuant to the Trust Deed.

Union Bank Trust Company has informed Elbit that it will apply to the Israeli courts for approval of its resignation and appointment of Clal Finance Trusts as trustee, subject to any conditions imposed by the courts in this regard. Union Bank Trust Company will inform Elbit when its resignation and the appointment of Clal Finance Trusts become effective.

Clal Finance Trusts has informed Elbit that it meets all legal requirements according to Israeli securities laws in order to serve as trustee to the debenture holders, that it has no conflict of interest in providing such service and that it is permitted to provide debenture trustee services in accordance with the guidance of the Israeli Securities Authority.

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
Tel:+972-3-608-6024
dudim@elbitimaging.com